UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2009

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Interim Report for the six months ended February 28, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 27, 2009

INTERIM REPORT 2009

We Dream
We Achieve

City Telecom (H.K.) Limited
城市電訊(香港)有限公司

Stock Code – SEHK: 1137;
NASDAQ: CTEL

Chairman’s Statement	02	City Telecom (H.K.) Limited Interim Report 2009

DEAR FELLOW SHAREHOLDERS,

Our core business is to build and provide service through advanced telecom infrastructure in Hong Kong, infrastructure that would last for the next 50 years. We embraced and recognized the responsibility of being a major telecom infrastructure operator and therefore a few years ago, we started to enhance the “Management System” and “Corporate Governance”.

It was my intention to separate “ownership” and “management”; and also distinguish the role of “strategies setting & monitoring of performance” versus “daily operation”, for I want this Company to be a long lasting one, as it has the responsibility to serve Hong Kong in the long run.

Enhancing our Internal Auditing with a clear separation and delegation of authorities, we have undergone a lot of changes in the management of the Company over the past 2 years. While I delegated most of my daily operation issues to our CEO, Mr. William Yeung, this spares me with more time to think for the right long-term development and expansion strategy.

The changes in management culture and structure in the organization not only improved our Corporate Governance, they have also led to higher employee morale and better financial results, which were all on the rise in the past 2 years and is very encouraging. I would like to take this opportunity to thank all our Talents for their great effort.

I wish our shareholders would be delighted by the performance delivered during this interim period. The management is aiming to deliver an even slightly better result in the 2nd half this year, even though we are well aware of the fact that we all are facing the global financial crisis.

Our continuous improving results reflect the following facts:

1.	Our determined long-term investment strategy of developing our people and building our own infrastructure is correct.

2.	Fixed telecom network business is less competitive than other segments and our products being more advanced, have a strong competitive advantage over our competitors.

The only underperforming Key Performance Indicator is the network roll out, which we shall put more resource and efforts to speed up our Optical IP network rollout in the next 18 months.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 25 May 2009

Management’s Discussion and Analysis	03	City Telecom (H.K.) Limited Interim Report 2009

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

	Six months ended
	28 February 2009	29 February 2008
Turnover	721,179	623,792
Earnings before interest, tax, depreciation and amortization (EBITDA1)	231,995	187,131
EBITDA margin	32.2%	30.0%
Profit attributable to shareholders	75,317	47,763
Earnings per share
– Basic (HK Cents)	11.6	7.6
– Diluted (HK Cents)	11.4	7.3
Dividend declared per share (HK cents)[2]	3.0	4.0
Capital expenditures	145,909	68,446
Adjusted free cash flow[3]	58,185	88,387

	As at 28 February 2009	As at 31 August 2008
Cash position[4]	552,780	421,610
Total outstanding borrowings	679,064	683,618
Total equity attributable to equity shareholders	1,107,359	1,032,607
Shares in issue (in thousands)	662,935	650,622
Net asset per share (HK$)	1.67	1.59
Gearing ratio	0.11	0.25

[1]

EBITDA for any period means, without duplication, net profit/(loss) for such period, plus the following to the extent deducted in calculating such net profit/(loss): net interest expense/(income), income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

[2]	For the interim dividend declared during the six months ended 29 February 2008, a scrip or cash option is provided.
[3]	Adjusted free cash flow means EBITDA minus capital expenditure and net finance costs.
[4]	Cash position means cash at bank and in hand, but excluding pledged bank deposits.

FINANCIAL REVIEW

Continuing on our improving trends, City Telecom achieved good results in 1H FY09, with growth in subscriptions, turnover, EBITDA and net profit. The results for 1H FY09 continues to reassure our long term investment decision in starting to build a next generation network from year 2000 is a correct one.

The Group’s turnover increased by 15.6% year-on-year to HK$721.2 million due to higher revenue contribution from our Fixed Telecommunications Network Service (FTNS) business. Solid average revenue per user (ARPU), accelerated network expansion and continued growth in subscription base are the key metrics driving FTNS business’s turnover by 24.8% to HK$592.8 million, even though it was partially offset by the decline in International Telecommunications Service business (IDD) of 13.7% year-on-year to HK$128.4 million. Our FTNS business contributed 82.2% of the Group turnover in 1H FY09.

The Group’s EBITDA for 1H FY09 increased by 24.0% to HK$232.0 million year-on-year and our EBITDA margin increased to 32.2% when compared with 1H FY08 of 30.0%, reflecting the growing contribution of the higher margin FTNS business. Together with the combined result of saving in interest expenses from the 10-year senior notes buy back actions in 1H FY08, offset by increased income tax expenses, the underlying profits attributable to our shareholders increased by 57.7% to HK$75.3 million in 1H FY09 with basic earnings per share at HK11.6 cents (HK7.6 cents in 1H FY08).

Management’s Discussion and Analysis	04	City Telecom (H.K.) Limited Interim Report 2009

LIQUIDITY AND CAPITAL RESOURCES

As of 28 February 2009, the Group had total cash position of HK$552.8 million (31 August 2008: HK$421.6 million) and outstanding borrowing of HK$679.1 million (31 August 2008: HK$683.6 million). Our long-term liability consisted mainly of our outstanding 10-year senior notes which amounted to HK$678.7 million (31 August 2008: HK$683.2 million). Our total cash position consisted of cash at bank and in hand but exclude pledged bank deposits.

The debt maturity profiles of the Group as at 28 February 2009 and 31 August 2008 were as follows:

	28 February 2009 HK$’000	31 August 2008 HK$’000
Repayable within one year	125	121
Repayable in the second year	134	129
Repayable in the third to fifth year	58	126
Repayable after the fifth year	678,747	683,242

Total	679,064	683,618

As of 28 February 2009, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars. The Group’s net debt to net asset gearing ratio for the period is 0.11 times which is calculated as below:

	28 February 2009 HK$’000	31 August 2008 HK$’000
Net Debt (note)	126,284	262,008
Net Assets	1,107,359	1,032,607
Gearing (times)	0.11	0.25

Note:	Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand but exclude pledged bank deposits

Our capital expenditure for this period was HK$145.9 million, higher than the same period last year of HK$68.4 million due to the acceleration of network rollout during the period. As of 28 February 2009, our network covers 1.55 million homes pass. As a result of this, the Group generated a lower adjusted free cash flow of HK$58.2 million, which is defined as EBITDA less capital expenditure and less net finance costs (for the six months ended 29 February 2008: HK$88.4 million). Nevertheless, our capital expenditure utilised in 1H FY09 was in line with our policy to maintain capital expenditure to below our EBITDA.

The on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from the 10-year senior notes issued in January 2005. Overall, the Group’s financial position remains sound, with strong cash generation ensuring that adequate funds are available for continuous business and network expansion.

CHARGE ON GROUP ASSETS

At 28 February 2009, the Group had pledged bank deposits of US$2.7 million and HK$10.0 million for securing bank facilities of equivalent amount for using bank guarantees, letter of credits, hedging arrangements, bank loans and overdraft facilities (31 August 2008: pledged bank deposits of US$9.9 million and HK$10.0 million). At 28 February 2009, the Group has utilised bank facilities of HK$11.1 million mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits (31 August 2008: HK$29.9 million).

Management’s Discussion and Analysis	05	City Telecom (H.K.) Limited Interim Report 2009

EXCHANGE RATES

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates three months’ of operating Renminbi cash flows requirements.

CONTINGENT LIABILITIES

At 28 February 2009, the Group had total contingent liabilities in respect of bank guarantees provided to suppliers of HK$5.8 million (31 August 2008: HK$24.6 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2008: HK$5.3 million).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

In the first six months of FY2009, even against a global recessionary environment, we were able to expand our subscription base by 8.9% with net addition of 71,000 to 872,000 as at 28 February 2009, comprised of 350,000 broadband, 352,000 local telephony and 170,000 IP-TV.

On broadband service, as mentioned in our 2008 annual report, we become the second largest broadband service provider in Hong Kong and we continue to extend our lead during 1H FY09. For the six months ended 28 February 2009, our subscription growth of 10.8% to 350,000 outpaced the market growth of 1.3% to 1,956,000 for the same period. For the twelve months period to 28 February 2009, our subscription growth of 71,000 has surpassed the incumbent’s growth of 65,000 for the twelve months ended 31 December 2008 making us the fastest growing broadband service provider in Hong Kong. Our blended ARPU for newly acquired and contract renewal broadband service also has a steady growth from HK$191 per month in August 2008 to HK$196 per month in February 2009, whilst our monthly churn rate remained consistently below 1.0%.

On local telephony, we face strong competitive challenges but nonetheless, achieved growth in an overall declining market by taking market share. For the six months ended 28 February 2009, via continued network expansion and also our service bundling strategy, we achieved moderate growth in subscriptions by 7.0% to 352,000, despite overall market decline of 1.0% to 3,688,000 during the same period.

On IP-TV, we continue to position this as an ancillary service to our broadband and local telephony services with focus on prudent cost management. Over the years, riding on our stable high speed fibre network infrastructure, our IP-TV has introduced popular new channels that appeal to our target audience. During the period, we enhanced our interactive infotainment channels and we have also added Nat Geo Challenge by National Geographic Channel and Animax Gokujou Taiketsu by Animax. This has helped to drive the growth in our IP-TV subscription base over time. For the six months ended 28 February 2009, we grew our IP-TV subscription base by 9.0% to 170,000.

To further drive our profitable growth, during the period, our wholly owned subsidiary – Hong Kong Broadband Network Limited (“HKBN”) launched our fourth wave Brand Campaign conveying the message of “HKBN’s fibre is available in all 18 Districts of Hong Kong”. The campaign was designed in accordance with our network expansion.

In 2007 we set a three year target to achieve 2.0 million homes pass by 2010, however due to construction delays, this goal is likely to be delayed to 2011/12. Given the deteriorating economic environment, we will remain cautious in monitoring non-core capital expenditures for possible adjustments while continuing assertive expansion on our network coverage.

International Telecom Services (IDD)

IDD traffic volume recorded a fall of approximately 18.1% in 1H FY09 to 245 million minutes, when compared with the 299 million minutes as recorded in 1H FY08. Revenue from IDD service contributed to 17.8% of the Group turnover. On IDD, our focus is still “cash flow first, volume come next”.

Management’s Discussion and Analysis	06	City Telecom (H.K.) Limited Interim Report 2009

PROSPECTS

While the immediate economic outlook remains uncertain, we will continue to leverage Fibre network advantage for profitable growth. We are now harvesting shareholder value from utility-like demand on the investments in network infrastructure and brand enhancement that we have been making since the grant of our FTNS license in 2000.

Three years into our 10-year Big, Hairy & Audacious Goal (BHAG), we are on track to realizing our “Dream” to become “The largest IP provider in Hong Kong by 2016”. Our 1H FY09 financial and operational results takes us a half step closer with growth in net profit, subscription base and ARPU, whilst maintaining a low churn rate. With a secure financial base, we will continue to invest in the long-term growth of the Group.

We are driving the profitable growth through:

•	Expanding network – maintain our network expansion towards 2.0 million homes pass target

•

Our fibre based differentiation continues to widen as demand for ultra high speed symmetric bandwidth gains momentum, e.g., Youtube.com has recently upgraded to High Definition – higher quality videos and upload limit was raised to 1GB from 100MB

•	Our Guangzhou Customer Service Centre has 1,366 Talents, approximately half of our total Talent base of 2,882, which allows us to well serve our Hong Kong revenue base with Guangzhou cost base

•

Growing subscription base – we are Hong Kong’s fastest growing broadband service provider and we will continue to aggressively expand our subscription base in our endeavour to become the Number 1 player in Hong Kong.

We have the right team in place and the right culture throughout the organization structure, plus an absolute commitment to our customers and a determination to serve them in the 18 districts of Hong Kong. Given our results, there are reasons for optimism under these turbulent economic times, but nevertheless, we will continue to closely monitor our balance sheet position.

STAFF ENGAGEMENT SUPPLEMENT

At City Telecom we truly consider our Talents to be our biggest asset and are committed to making the necessary long term investments to develop them accordingly. We focus on Productivity per Talent rather than Cost per Talent, and target to offer a premium over market rates to attract and retain the best Talents.

We run a Mini-CEO management structure which empowers our senior managers with maximum autonomy within pre-defined control limits. Compensation is performance based and structured to incentivise results that contribute to achieving our 2016 BHAG. Via this structure, our Talents often deliver upside productivity surprises, while limiting our downside with the control measures.

Specific examples of our long term investment to develop our Talent pool include:

•

For our top 33 senior managers, 70% have or are in the process of completing their post graduate qualifications. Within the Group, we currently have 14 Talents in 50%-100% company sponsored MBA and eMBA programs with The Chinese University of Hong Kong and Kellogg-Hong Kong University of Science and Technology.

•

For our junior Talents without Degrees, we have our “Next Stop is University” program co-organised with the Hong Kong Management Association. This 3-4 year program will result in a globally recognised degree from the University of Wales. By arranging for the Professor to teach at our office premises in Hong Kong and Guangzhou and co-investing in the program costs with our Talents, we are paving a path for our Talents towards achieving their dream of gaining a Degree. For the initial Certificate stage, we are pleased to have 88 recently graduated Talents. This will then be followed by a Diploma, Higher Diploma and then finally a Degree.

•

For our future Talent pool, our “CXO of the Future” 2009 Management Trainee program sets out to attract the very best fresh graduates. This intense 18-month program has requirements that include, surviving an Outward Bound selection process, passing the CFA level 1 exam, finishing a 21 km half marathon and reading 36 management books. As of this announcement date, we received over 400 applications from around the world, of which we will intend to offer 2-3 positions.

At the other extreme, we recognize that our performance based culture is not suitable for all Talents. As such, we rank Talent’s performance and terminate the bottom 5% of performers as part of our annual employee upgrade program.

We believe that our proactive Staff Engagement policies, such as the Mini-CEO structure and the employee upgrade program, has contributed to our financial performance improvement since FY2006.

Management’s Discussion and Analysis	07	City Telecom (H.K.) Limited Interim Report 2009

CASE STUDY: THE NEXT STATION: UNIVERSITY

“To fulfill the desire of Self-Actualization: Realize Degree Graduate Dream”, Company Vision Statement, November 2006

At City Telecom, “We discover and elevate individual ability to make the most of their lives”.

To align the personal and corporate vision, helps identify and cultivate potential talents, instills a learning culture and encourages life-long learning and self-development throughout the company, we launched “Next Station: University”, with professional support and accreditation from the Hong Kong Management Association (HKMA).

The program is a partnership in terms of program costs, time and effort between the company and the individual Talent. Divided into 4 stages, the program begins with 2 months of studying for a certificate in management studies, followed by diploma, advanced diploma over a 3-4 year program towards a bachelor’s degree in business management awarded by the University of Wales, the second largest degree awarding institution in UK.

To cater for our Talent’s specific needs, we have customized the program with the following features:

•	All programs are conducted in Cantonese (supplemented with English)

•	Classes for the certificate to advanced diploma stages take place in our office premises in Hong Kong and Guangzhou

•	Morning and evening classes are offered to fit the working shifts of talents

•	Qualified lecturer from HKMA

“I’m a keen learner and it’s the learning culture that keeps me here with the company. I want to prove that, I can do it!”, Banny Ho, Senior Telesales Executive

Total number of participants Involved departments Average length of service Average education level	53 Hong Kong Talents 35 Guangzhou Talents 16 departments 4 years Secondary school graduate

“I hope to apply textbook management knowledge into real work situations upon completion of the program. I’m a keen learner and it’s the learning culture that keeps me here with the company. I want to prove that, I can do it!”

From Banny Ho, Senior Telesales Executive, Guangzhou office

“Some 10 years ago, I was receiving university education in mainland China. Upon emigrating to Hong Kong, I had to terminate my studies. Now, the company is helping me to work towards an achievable goal, a degree graduate dream!”

From Wong Wai Ki, District Service Engineer, Hong Kong office

Unaudited Consolidated Income Statement	08	City Telecom (H.K.) Limited Interim Report 2009

For the six months ended 28 February 2009

		Six months ended
	Note	28 February 2009 HK$’000	29 February 2008 HK$’000
Turnover	3	721,179	623,792

Other revenues		7,646	21,509

Network costs and cost of inventories	4	(86,889)	(89,469)

Other operating expenses		(514,364)	(459,971)

Operating profit		127,572	95,861

Finance costs		(31,623)	(44,426)

Profit before taxation	5	95,949	51,435

Income tax expense	7	(20,632)	(3,672)

Profit attributable to shareholders		75,317	47,763

Dividends	8	19,888	25,538

Basic earnings per share	9	HK11.6 cents	HK7.6 cents

Diluted earnings per share	9	HK11.4 cents	HK7.3 cents

The notes on pages 12 to 26 form part of this interim financial report.

Unaudited Consolidated Balance Sheet	09	City Telecom (H.K.) Limited Interim Report 2009

As at 28 February 2009

	Note	28 February 2009 HK$’000	31 August 2008 HK$’000
Non-current assets
Goodwill		1,066	1,066
Fixed assets	10	1,264,950	1,231,399
Long-term prepayment		5,773	5,586
Deferred expenditure		27,481	15,391
Deferred tax assets	15	10,006	26,335

		1,309,276	1,279,777

Current assets
Accounts receivable	12	124,747	140,283
Other receivables, deposits and prepayments		70,161	82,726
Deferred expenditure		23,897	40,704
Other financial assets	11	—	27,997
Pledged bank deposits		30,538	87,319
Cash at bank and in hand		552,780	421,610

		802,123	800,639

Current liabilities
Accounts payable	13	41,587	52,324
Other payables and accrued charges		142,405	178,114
Deposits received		15,823	16,264
Deferred services revenue		114,837	110,449
Tax payable		2,674	2,103
Current portion – obligations under finance leases	14	125	121

		317,451	359,375

Net current assets		484,672	441,264

Total assets less current liabilities		1,793,948	1,721,041

Non-current liabilities
Deferred tax liabilities	15	7,650	4,937
Long-term debt and other liabilities	14	678,939	683,497

		686,589	688,434

Net assets		1,107,359	1,032,607

Capital and reserves
Share capital	16	66,293	65,062
Reserves		1,041,066	967,545

Total equity attributable to equity shareholders of the Company		1,107,359	1,032,607

The notes on pages 12 to 26 form part of this interim financial report.

Unaudited Consolidated Statement of Changes in Equity For the six months ended 28 February 2009	10	City Telecom (H.K.) Limited Interim Report 2009

	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2008	16	65,062	670,717	19,013	275,025	2,790	1,032,607
Profit attributable to shareholders		—	—	—	75,317	—	75,317
Shares issued in respect of scrip dividend of previous year	8(b)	1,221	8,685	—	(9,906)	—	—
Dividend paid in respect of previous year	8(b)	—	—	—	(3,108)	—	(3,108)
Shares issued upon exercise of share options		10	91	(33)	—	—	68
Equity settled share-based transactions		—	—	1,830	—	—	1,830
Exchange adjustments on translation of the financial statements of subsidiaries		—	—	—	—	645	645

At 28 February 2009	16	66,293	679,493	20,810	337,328	3,435	1,107,359

At 1 September 2007	16	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders		—	—	—	47,763	—	47,763
Shares issued in respect of scrip dividend of previous year	8(b)	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of previous year	8(b)	—	—	—	(5,915)	—	(5,915)
Shares issued upon exercise of share options		1,072	13,558	(2,296)	—	—	12,334
Equity settled share-based transactions		—	—	1,685	—	—	1,685
Exchange adjustments on translation of the financial statements of subsidiaries		—	—	—	—	300	300

At 29 February 2008		63,845	654,035	17,498	223,200	1,471	960,049

The notes on pages 12 to 26 form part of this interim financial report.

Unaudited Condensed Consolidated Cash Flow Statement For the six months ended 28 February 2009	11	City Telecom (H.K.) Limited Interim Report 2009

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
Net cash inflow from operating activities	232,326	116,289

Net cash outflow from investing activities	(65,423)	(40,897)

Net cash outflow from financing activities	(33,344)	(303,182)

Increase/(decrease) in cash at bank and in hand	133,559	(227,790)

Cash at bank and in hand at the beginning of the period	421,610	532,894

Effect of foreign exchange rate changes	(2,389)	(493)

Cash at bank and in hand at the end of the period	552,780	304,611

The notes on pages 12 to 26 form part of this interim financial report.

Notes to Unaudited Interim Financial Report	12	City Telecom (H.K.) Limited Interim Report 2009

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited interim financial report has been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the 2008 annual consolidated financial statements, and comply with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 25 May 2009.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the financial year ended 31 August 2008 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2008 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 17 November 2008.

2	CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new Interpretations and an amendment to HKFRSs that are first effective for the current accounting period of the Group. However, none of these developments are relevant to the Group’s operations.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 August 2009 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of these condensed consolidated interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these condensed consolidated interim financial statements. The Group has not applied any new standards or interpretations that are not yet effective for this accounting period (see note 20).

Notes to Unaudited Interim Financial Report	13	City Telecom (H.K.) Limited Interim Report 2009

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised into two business segments:

• International telecommunications	:	provision of international long distance calls services

• Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2009
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover

External sales	128,420	592,759	—	721,179
Inter-segment sales	2,837	10,381	(13,218)	—

	131,257	603,140	(13,218)	721,179

Segment results	37,515	90,057		127,572

Finance costs				(31,623)

Profit before taxation				95,949

	Six months ended 29 February 2008
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover

External sales	148,866	474,926	—	623,792
Inter-segment sales	2,845	11,978	(14,823)	—

	151,711	486,904	(14,823)	623,792

Segment results	50,742	45,119		95,861

Finance costs				(44,426)

Profit before taxation				51,435

Notes to Unaudited Interim Financial Report	14	City Telecom (H.K.) Limited Interim Report 2009

3	TURNOVER AND SEGMENT INFORMATION (Continued)

(b)	Secondary reporting format – geographical segments

The Group’s two business segments are managed in two main geographical areas:

•	Hong Kong

•	Canada

In disclosing information on the basis of geographical segments, turnover and segment results are disclosed based on the geographical location of customers.

There were no sales between the geographical segments.

	Turnover six months ended		Segment results six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000	28 February 2009 HK$’000	29 February 2008 HK$’000
Geographical segments:

Hong Kong	712,724	612,553	126,812	95,021
Canada	8,455	11,239	760	840

	721,179	623,792	127,572	95,861

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. In prior years, majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

In February 2008, since certain mobile operators still rejected to settle their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with four mobile operators.

Subsequently, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate will be adjusted based on further determination to be issued by the TA.

Notes to Unaudited Interim Financial Report	15	City Telecom (H.K.) Limited Interim Report 2009

3	TURNOVER AND SEGMENT INFORMATION (Continued)

(c)	(Continued)

In September 2008, TA indicated that it accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”). As at 28 February 2009, the 2008 Determination is still in progress.

For the six months ended 28 February 2009, the Group recognised revenue related to mobile interconnection charges of HK$15,330,000 (for the six months ended 29 February 2008: HK$14,339,000).

4	NETWORK COSTS AND COST OF INVENTORIES

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (the “2007 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the 2007 TA Statement, HK$7,617,000 was recorded as a reduction against the network costs of the Group for the six months ended 29 February 2008.

On 8 April 2009, TA issued a statement (the “2009 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 July 2007 to 30 June 2008. Based on the 2009 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

The actual contribution level for the period subsequent to 30 June 2008 has not yet been confirmed by TA.

Notes to Unaudited Interim Financial Report	16	City Telecom (H.K.) Limited Interim Report 2009

5	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after (crediting) and charging the following:

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
Interest income	(3,722)	(14,128)
Interest element of finance leases	12	20
Interest on 10-year senior notes	31,162	40,774
Net exchange gains	(2,566)	(1,526)
Realised/ unrealised gains on other financial assets	(189)	(2,585)
Realised loss on derivative financial instruments	—	1,039
Gain on extinguishment of 10-year senior notes (note 14(a))	—	(2,582)
Advertising and marketing expenses	153,863	141,303
Amortisation of deferred expenditure	25,142	14,228
Depreciation of owned fixed assets	107,855	105,106
Depreciation of fixed assets held under finance leases	290	292
Provision for doubtful debts	5,754	8,264
Staff costs (note 6)	139,175	122,573
Gains on disposal of fixed assets	(336)	(275)

6	STAFF COSTS

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
Wages and salaries	127,744	111,683
Provision for annual leave	687	1,970
Equity settled share-based transactions	1,830	1,584
Retirement benefit costs – defined contribution plans	17,554	13,387
Less: Staff costs capitalised as fixed assets	(8,640)	(6,051)

	139,175	122,573

Staff costs include directors’ emoluments but exclude staff costs of HK$7,065,000 (for the six months ended 29 February 2008: HK$7,439,000) recorded in network costs and HK$106,659,000 (for the six months ended 29 February 2008: HK$81,750,000) recorded in advertising and marketing expenses.

Notes to Unaudited Interim Financial Report	17	City Telecom (H.K.) Limited Interim Report 2009

7	INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 29 February 2008: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of tax expense recorded in the condensed consolidated income statement represents:

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
Current taxation
– Hong Kong profits tax	715	643
– Overseas taxation
– provision for the interim period	875	1,135
– under-provision in respect of prior years	—	2,185
Deferred taxation relating to the origination and reversal of temporary differences (note 15)	19,042	(291)

Income tax expense	20,632	3,672

8	DIVIDENDS

(a)	Dividends attributable to the interim period

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
Interim dividend declared and paid after the interim period end of HK3 cents per ordinary share (2008: HK4 cents per ordinary share)	19,888	25,538

At a board meeting held on 25 May 2009, the directors has recommended to pay an interim dividend of HK3 cents per ordinary share in cash for the six months ended 28 February 2009 (for the six months ended 29 February 2008: HK4 cents per ordinary share with a scrip dividend option). The interim dividend will be distributed on or about 26 June 2009 to shareholders whose names appear on the register of members of the Company as at the close of business on 16 June 2009.

The interim dividend has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
Final dividend in respect of the financial year ended 31 August 2008, approved and paid during the following interim period, of HK2 cents per ordinary share (2008: HK4 cents per ordinary share)	13,014	25,082

Notes to Unaudited Interim Financial Report	18	City Telecom (H.K.) Limited Interim Report 2009
8	DIVIDENDS (Continued)

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period (Continued)

During the interim period, a scrip dividend option was offered to all shareholders excluding shareholders with registered addresses outside Hong Kong who were entitled to the final dividend in respect of the financial year ended 31 August 2008. 12,212,142 shares were issued during the interim period to the shareholders who had elected to receive all or part of their entitlement to dividends in the form of scrip.

9	EARNINGS PER SHARE

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
Profit attributable to shareholders	75,317	47,763

	Six months ended
Weighted average number of ordinary shares	28 February 2009 Number of shares ‘000	29 February 2008 Number of shares ‘000
Issued ordinary shares at the beginning of the period	650,622	616,503
Effect of scrip dividend issued	202	1,871
Effect of share options exercised	77	7,781

Weighted average number of ordinary shares at the end of the period (basic)	650,901	626,155
Incremental shares from assumed exercise of share options	8,757	27,721

Weighted average number of ordinary shares at the end of the period (diluted)	659,658	653,876

Basic earnings per share	HK11.6 cents	HK7.6 cents

Diluted earnings per share	HK11.4 cents	HK7.3 cents

10	FIXED ASSETS

	Six months ended
	28 February 2009 HK$’000	29 February 2008 HK$’000
At 1 September 2008/2007	1,231,399	1,237,223
Additions	145,909	68,446
Disposal	(3,559)	(2,770)
Depreciation charge	(108,145)	(105,398)
Exchange adjustments	(654)	852

At 28 February 2009/29 February 2008	1,264,950	1,198,353

Notes to Unaudited Interim Financial Report	19	City Telecom (H.K.) Limited Interim Report 2009

11	OTHER FINANCIAL ASSETS

	28 February 2009 HK$’000	31 August 2008 HK$’000
Debt securities, at fair value and unlisted outside Hong Kong (note)	—	27,997

Note:	The balance as at 31 August 2008 was an investment in debt security with principal amount of US$3,000,000. During the six months ended 28 February 2009, the debt security matured.

12	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable is as follows:

	28 February 2009 HK$’000	31 August 2008 HK$’000
Current	36,495	45,462
0 – 30 days past due	16,884	17,507
31 – 60 days past due	5,749	7,249
Over 60 days past due (note)	68,943	82,009

	128,071	152,227
Less: Provision for doubtful debts	(3,324)	(11,944)

	124,747	140,283

Note:	The amounts over 60 days past due for the Group included receivables relating to mobile interconnection charges of HK$64,415,000 as at 28 February 2009 (31 August 2008: HK$64,407,000).

13	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	28 February 2009 HK$’000	31 August 2008 HK$’000
Current – 30 days	24,669	18,802
31 – 60 days	2,869	4,025
61 – 90 days	201	8,334
Over 90 days	13,848	21,163

	41,587	52,324

Notes to Unaudited Interim Financial Report	20	City Telecom (H.K.) Limited Interim Report 2009

14	LONG-TERM DEBT AND OTHER LIABILITIES

	28 February 2009 HK$’000	31 August 2008 HK$’000
10-year senior notes (note (a))	678,747	683,242
Obligations under finance leases (note (b))	317	376

	679,064	683,618
Current portion of obligations under finance leases	(125)	(121)

	678,939	683,497

Notes:

(a)	On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principal amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Company Limited) as subsidiary guarantors.

During the six months ended 29 February 2008, the Group repurchased the 10-year senior notes with a cumulative principal value of US$35,647,000 (equivalent to HK$277,334,000) in the open market. The total consideration paid including accrued interest was approximately US$35,352,000 (equivalent to HK$275,039,000). The gain on extinguishment of the 10-year senior notes was US$332,000 (equivalent to HK$2,582,000) which has been recorded as other revenues of the consolidated income statement.

As at 28 February 2009, the principal amount of the 10-year senior notes remaining in issue after the repurchase was US$89,353,000 (equivalent to HK$692,486,000) and were stated in the balance sheet at amortised cost of US$87,580,000 (equivalent to HK$678,747,000).

The effective interest rate of the 10-year senior notes for the six months ended 28 February 2009 is 9.2% (2008: 9.2%) per annum.

(b)	The Group’s finance lease liabilities are repayable as follows:

	28 February 2009			31 August 2008
	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000
Within 1 year	125	17	142	121	21	142

After 1 year but within 2 years	134	8	142	129	13	142
After 2 years but within 5 years	58	1	59	126	4	130

	192	9	201	255	17	272

	317	26	343	376	38	414

Notes to Unaudited Interim Financial Report	21	City Telecom (H.K.) Limited Interim Report 2009

15	DEFERRED TAXATION

Deferred tax assets are recognised to the extent it is probable that future taxable profits will be generated against which the temporary differences can be utilised.

The components of the deferred tax assets/(liabilities) recognised in the consolidated balance sheet and the movements are as follows:

	Six months Ended 28 February 2009 HK$’000	Year ended 31 August 2008 HK$’000
At the beginning of the period/year	21,398	(291)
Exchange differences	—	(1)
Deferred taxation (charged)/credited to the income statement
– relating to the origination and reversal of temporary differences	(19,042)	(4,645)
– relating to the recognition of unrecognised tax losses in prior years (note)	–	26,335

At the end of the period/year	2,356	21,398

Note:	Management projects future taxable income by considering all available information, including tax planning strategies, historical taxable incomes, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended 31 August 2008, taking into consideration of the current results of operations, management assessed that it is probable that sufficient future taxable profits will be generated to utilise the unused tax losses of HK$159,606,000 which resulted in the recognition of deferred tax assets of HK$26,335,000.

As at 28 February 2009, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$8,263,000 (31 August 2008: HK$9,518,000) because it is not probable that future taxable profits can be generated to utilise the tax losses. All tax losses are subject to agreement with local tax authorities.

The unrecognised tax losses carried forward from prior years will expire in the following periods:

	28 February 2009 HK$’000	31 August 2008 HK$’000
After 5 years	2,555	3,810
From 2 to 5 years	—	—
No expiry date	5,708	5,708

	8,263	9,518

Notes to Unaudited Interim Financial Report	22	City Telecom (H.K.) Limited Interim Report 2009

15	DEFERRED TAXATION (Continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the period/year is as follows:

	Tax losses
	28 February 2009	31 August 2008
	HK$’000	HK$’000
Deferred tax assets:

At the beginning of the period/year	147,845	134,619
(Charged)/ credited to income statement	(12,570)	13,227
Exchange differences	(8)	(1)

At the end of the period/year	135,267	147,845

	Accelerated depreciation allowances
	28 February 2009	31 August 2008
	HK$’000	HK$’000
Deferred tax liabilities:

At the beginning of the period/year	(126,447)	(134,910)
(Charged)/ credited to income statement	(6,472)	8,463
Exchange differences	8	—

At the end of the period/year	(132,911)	(126,447)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same legal entity and same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet.

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Deferred tax assets	10,006	26,335
Deferred tax liabilities	(7,650)	(4,937)

	2,356	21,398

Notes to Unaudited Interim Financial Report	23	City Telecom (H.K.) Limited Interim Report 2009

16	SHARE CAPITAL

	Number of shares		Amount
			HK$’000
	28 February 2009	31 August 2008	28 February 2009	31 August 2008
Authorised:

Ordinary shares of HK$0.10 each	2,000,000,000	2,000,000,000	200,000	200,000

Issued and fully paid:

Ordinary shares of HK$0.10 each

At the beginning of the period/year	650,621,823	616,503,404	65,062	61,650
Shares issued in respect of scrip dividend of the previous year	12,212,142	11,227,213	1,221	1,123
Shares issued in respect of scrip dividend of the current period/year	—	8,838,938	—	884
Shares issued upon exercise of share options	100,586	14,052,268	10	1,405

At the end of the period/year	662,934,551	650,621,823	66,293	65,062

The movement of outstanding share options during the period was as follows:

	Exercise price of share options				Number of share options					Number of share options
Date of grant	before adjustment		after adjustment (note)		outstanding at 1 September 2008	Adjustment (note)	Granted	Exercised	Lapsed	outstanding at 28 February 2009
2002 Share Option Scheme

21 October 2004	HK$	1.5297	HK$	1.5224	7,571,582	35,130	—	—	151,001	7,455,711
5 January 2005	HK$	1.5297	HK$	1.5224	16,106,956	76,252	—	—	—	16,183,208
22 May 2006	HK$	0.6554	HK$	0.6523	22,387,555	105,366	—	100,586	30,201	22,362,134
3 August 2006	HK$	0.7052	HK$	0.7018	40,349	191	—	—	—	40,540
22 November 2006	HK$	0.7251	HK$	0.7216	135,902	643	—	—	—	136,545
6 February 2008	HK$	1.7652	HK$	1.7568	6,016,309	28,482	—	—	—	6,044,791
11 February 2008	HK$	1.8749	HK$	1.8660	6,016,309	28,482	—	—	—	6,044,791
15 February 2008	HK$	1.7652	HK$	1.7568	1,002,718	4,747	—	—	—	1,007,465
11 March 2008	HK$	1.8250	HK$	1.8164	300,816	1,424	—	—	—	302,240
2 May 2008	HK$	1.7951	HK$	1.7866	1,002,718	4,747	—	—	—	1,007,465

					60,581,214	285,464	—	100,586	181,202	60,584,890

Note:	As a result of allotment of 12,212,142 new shares to shareholders of the Company who elected to receive the 2008 Final Dividend in share on 25 February 2009, the exercise price of and the number of shares subject to the 60,299,426 share options outstanding on 19 December 2008 (being the Record Date for determining the entitlement of 2008 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 25 February 2009. The adjustments to the exercise price and the addition share options granted have no material financial or accounting impact to the Group’s result of operations for the six months ended 28 February 2009.

Notes to Unaudited Interim Financial Report	24	City Telecom (H.K.) Limited Interim Report 2009

16	SHARE CAPITAL (Continued)

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up share options to subscribe for shares subject to the terms and conditions stipulated therein.

Each share option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at predetermined exercise price.

17	CONTINGENT LIABILITIES

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Bank guarantees provided to suppliers (note 19(i) and (ii))	5,853	24,671
Bank guarantee in lieu of payment of utility deposits (note 19(iii))	5,272	5,272

	11,125	29,943

18	COMMITMENTS

(a)	Capital commitments

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	119,923	143,888

(b)	Commitments under operating leases

(i)	The Group has future aggregate lease income receivable under non-cancellable operating leases as follows:

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Leases in respect of investment property which are receivable:

Within 1 year	258	258
After 1 year but within 5 years	129	258

	387	516

Leases in respect of telecommunications facilities and computer equipment which are receivable:

Within 1 year	845	979
After 1 year but within 5 years	217	292

	1,062	1,271

Notes to Unaudited Interim Financial Report	25	City Telecom (H.K.) Limited Interim Report 2009
18	COMMITMENTS (Continued)

(b)	Commitments under operating leases (Continued)

(ii)	The Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	28 February 2009 HK$’000	31 August 2008 HK$’000

Leases in respect of land and buildings which are payable:

Within 1 year	16,886	16,472
After 1 year but within 5 years	7,529	11,645

	24,415	28,117

Leases in respect of telecommunications facilities and computer equipment which are payable:

Within 1 year	28,073	38,623
After 1 year but within 5 years	9,254	12,876
After 5 years	6,595	7,384

	43,922	58,883

	68,337	87,000

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers for program rights for use of certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are analysed as follows:

	28 February 2009 HK$’000	31 August 2008 HK$’000

Program fee in respect of program rights which are payable:

Within 1 year	6,435	6,583
After 1 year but within 5 years	318	279

	6,753	6,862

Notes to Unaudited Interim Financial Report	26	City Telecom (H.K.) Limited Interim Report 2009

19	PLEDGE OF ASSETS

As at 28 February 2009, the Group had pledged bank deposits of US$2,650,000 (equivalent to HK$20,538,000) and HK$10,000,000 as security for the following significant banking facilities:

(i)	bank facility of US$2,650,000 (equivalent to HK$20,538,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 28 February 2009, bank guarantees of HK$1,553,000 were issued against this bank facility (31 August 2008: HK$20,371,000);

(ii)	bank guarantees of HK$4,300,000 (31 August 2008: HK$4,300,000) issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 (31 August 2008: HK$5,272,000) issued by a bank to certain utility vendors of the Group in lieu of payment of utility deposits.

As at 31 August 2008, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,319,000) and HK$10,000,000 for the above significant banking facilities.

20	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE PERIOD ENDED 28 FEBRUARY 2009

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the six months period ended 28 February 2009:

Effective for accounting period beginning on or after
HKAS 1 (Revised)	Presentation of financial statements	1 January 2009

HKAS 23 (Revised)	Borrowing costs	1 January 2009

HKFRS 8	Operating segments	1 January 2009

The above amendments, new standard and interpretation were not applied in this interim financial report because the directors expect that the group will not early apply them when preparing the Group annual financial statements for the year ending 31 August 2009.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

21	NON-ADJUSTING POST BALANCE SHEET EVENTS

On 26 March 2009, the Company launched a tender offer to purchase for cash of its outstanding US$89,353,000 of aggregate principal amount of the 10-year senior notes. Upon its expiration on 23 April 2009, the Company accepted to purchase the 10-year senior notes with principal value of US$16,928,000 (equivalent to HK$131,192,000) tendered by the holders. The total consideration paid including accrued and unpaid interest was approximately US$13,050,000 (equivalent to HK$101,138,000). The gain on extinguishment was approximately US$3,912,000 (equivalent to HK$30,318,000) which is expected to be recorded in the consolidated income statement for the year ending 31 August 2009. The principal value of the 10-year senior notes remaining in issue after such purchase is US$72,425,000 (equivalent to HK$561,294,000).

Other Information	27	City Telecom (H.K.) Limited Interim Report 2009

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28 February 2009, the Group employed a total of 2,882 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the period for the six months ended 28 February 2009.

On 26 March 2009, the Company commenced a tender offer to purchase for cash in respect of its outstanding US$89,353,000 of aggregate principal amount of the 10-year senior notes at a discounted price. Based on the tender offer, its expiration and payment dates were 23 April 2009 and 27 April 2009 (New York City time) respectively. Please refer to Note 21 headed “Non-adjusting Post Balance Sheet Events” of the Notes to Unaudited Interim Financial Report for details.

Other Information	28	City Telecom (H.K.) Limited Interim Report 2009

DIRECTORS’ INTERESTS OR SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 28 February 2009, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and/or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

Name of Director	Interests in shares				Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company’s issued share capital (Note 1)
	Personal interests	Corporate interests	Family interests	Total interests in shares
Mr. Wong Wai Kay, Ricky	1,076,588	339,814,284	—	340,890,872	14,160,305	355,051,177	53.56%
		(Note 2 (i))

Mr. Cheung Chi Kin, Paul	11,293,119	24,924,339	—	36,217,458	14,160,305	50,377,763	7.60%
		(Note 2 (ii))

Mr. Yeung Chu Kwong, William	3,000,000	—	—	3,000,000	7,062,956	10,062,956	1.52%

Mr. Lai Ni Quiaque	—	—	10,392,506	10,392,506	8,067,690	18,460,196	2.78%
			(Note 3)

Notes:

1.	This percentage is based on 662,934,551 ordinary shares of the Company issued as at 28 February 2009.

2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 Shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” in this report.

(ii)	24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

3.	10,392,506 Shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

Save as disclosed above, as at 28 February 2009, none of the Directors nor the chief executives of the Company (including their spouse and children under 18 years of age) had or was deemed to have any interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Other Information	29	City Telecom (H.K.) Limited Interim Report 2009

SHARE OPTION SCHEMES

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Details of the share options granted under the 2002 Share Option Scheme during the period for the six months ended 28 February 2009 were as follows:

Participants	Date of grant	Number of share options outstanding as at 1 September 2008	Exercise price per share (Note 1) HK$	Share options granted during the period	Adjusted number of share options during the period (Note 1)	Vesting period	Exercise period	Share options exercised during the period (Note 4)	Share options cancelled/ lapsed during the period (Note 5)	Balance as at 28 February 2009
Directors

Mr. Wong Wai Kay, Ricky	5 January 2005	8,053,478	1.5224	—	38,126	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	—	—	8,091,604

	22 May 2006	6,040,108	0.6523	—	28,593	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	—	—	6,068,701

Mr. Cheung Chi Kin, Paul	5 January 2005	8,053,478	1.5224	—	38,126	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	—	—	8,091,604

	22 May 2006	6,040,108	0.6523	—	28,593	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	—	—	6,068,701

Mr. Yeung Chu Kwong, William	22 May 2006	1,013,369	0.6523	—	4,796	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	—	—	1,018,165

	6 February 2008	6,016,309	1.7568	—	28,482	Note 2	Note 2	—	—	6,044,791

Mr. Lai Ni Quiaque	22 May 2006	2,013,369	0.6523	—	9,530	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	—	—	2,022,899

	11 February 2008	6,016,309	1.8660	—	28,482	Note 3	Note 3	—	—	6,044,791

Other Information	30	City Telecom (H.K.) Limited Interim Report 2009

SHARE OPTION SCHEMES (Continued)

Participants	Date of grant	Number of share options outstanding as at 1 September 2008	Exercise price per share (Note 1) HK$	Share options granted during the period	Adjusted number of share options during the period (Note 1)	Vesting period	Exercise period	Share options exercised during the period (Note 4)	Share options cancelled/ lapsed during the period (Note 5)	Balance as at 28 February 2009
Employees under continuous employment contracts

Employees	21 October 2004	7,571,582	1.5224	—	35,130	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	—	151,001	7,455,711
	22 May 2006	7,280,601	0.6523	—	33,854	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	100,586	30,201	7,183,668
	3 August 2006	40,349	0.7018	—	191	3 August 2006 to 2 August 2009	3 August 2007 to 2 August 2016	—	—	40,540
	22 November 2006	135,902	0.7216	—	643	22 November 2006 to 14 November 2009	15 November 2007 to 14 November 2016	—	—	136,545
	15 February 2008	1,002,718	1.7568	—	4,747	Note 2	Note 2	—	—	1,007,465

	11 March 2008	300,816	1.8164	—	1,424	11 March 2008 to 10 March 2011	11 March 2008 to 23 December 2012	—	—	302,240

	2 May 2008	1,002,718	1.7866	—	4,747	Note 2	Note 2	—	—	1,007,465

Total		60,581,214		—	285,464			100,586	181,202	60,584,890

Notes:

1.	As a result of allotment of 12,212,142 new shares to shareholders of the Company who elected to receive the 2008 Final Dividend in shares on 25 February 2009, the exercise price of and the number of share subject to the 60,299,426 share options outstanding on 19 December 2008 (being the Record Date for determining the entitlement of 2008 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 25 February 2009. The closing price per ordinary share immediately before the date of the grant of the share options was HK$0.88.

2.	The exercise of the share options is subject to certain conditions that must be achieved by the employee. The share options shall be exercised not later than 23 December 2012.

3.	The exercise of the share options is subject to the performance of the Company’s shares. The share options shall be exercise not later than 23 December 2012.

4.	During the six months ended 28 February 2009, 100,586 share options were exercised and the weighted average closing price of shares of the Company immediately before the dates of exercise was HK$0.65 per ordinary share.

5.	During the six months ended 28 February 2009, a total of 181,202 share options were lapsed and no share options cancelled.

Other Information	31	City Telecom (H.K.) Limited Interim Report 2009

SUBSTANTIAL SHAREHOLDERS

At 28 February 2009, the interests or short positions of the persons, other than the Directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests (Note)
Top Group International Limited	339,814,284	51.26%

Note: This percentage is based on 662,934,551 ordinary shares of the Company issued as at 28 February 2009.

Save as disclosed above, as at 28 February 2009, the Company had not been notified of any persons (other than the Directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28 February 2009, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry of all Directors, the Company confirmed that the Directors have complied with the required standard as set out in the Company Code during the six months ended 28 February 2009.

A revised Model Code has been adopted by the Company to comply with the new requirements set out in Appendix 10 to the Listing Rules effective from 1 April 2009.

REMUNERATION COMMITTEE

The Remuneration Committee which is chaired by Mr. Lee Hon Ying, John, an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors, Non-executive Director, Chief Financial Officer and Director-Talent Management. The Remuneration Committee is responsible for establishing a formal, fair and transparent procedure for developing policy and structure of all remuneration of directors and senior management of the Company. The Remuneration Committee also assists the Company to review and consider the Company’s policy for remuneration of directors and senior management and to determine their remuneration packages.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2009.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

Other Information	32	City Telecom (H.K.) Limited Interim Report 2009

INTERIM DIVIDEND

For cash management, we consider adjusted free cash flow, defined as EBITDA less capital expenditure and net finance costs, is a better indicator of cash generation rather than net profit. As such, after reviewing the favourable operating results for the first six months of FY09 and considering our long-term development plans, the Board has resolved to pay an interim dividend based on the percentage of adjusted free cash flow rather than on the percentage of net profit.

The Board has resolved to declare an interim dividend of HK3 cents per ordinary share in cash for the six months ended 28 February 2009 (six months ended 29 February 2008: HK4 cents per ordinary share with a scrip dividend option) to shareholders of the Company whose names are recorded on the register of members of the Company as at 16 June 2009. Warrants for the interim dividend will be sent to shareholders of the Company on or before 26 June 2009.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 12 June 2009 to 16 June 2009 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 11 June 2009.

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 25 May 2009

As at the date of this report, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.